

Press Release

Contact
Venk Nathamuni
Managing Director, Investor Relations
(408) 470-5715

MAXIM REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2012

- **Revenue: $571 million**
- **Gross Margin: 58.7% GAAP (60.4% excluding special expense items)**
- **EPS: $0.18 GAAP ($0.33 excluding special items)**
- **Cash, cash equivalents, and short term investments: $936 million**
- **Fiscal fourth quarter revenue outlook: $590 million to $620 million**

SUNNYVALE, CA - April 26, 2012 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $571 million for its fiscal 2012 third quarter ended March 31, 2012, a 3% decrease from $591 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "Bookings recovered in all of our major markets, reaffirming our belief that the March quarter marked a cyclical bottom for our revenue. Channel inventories are lean, bookings have strengthened, and we see healthy demand for our mobility products."

Fiscal Year 2012 Third Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the March quarter was $0.18. The results were affected by certain items which primarily consisted of:

- $15.4 million pre-tax charge for acquisition related items
- $7.7 million pre-tax charge for impairment of long lived assets
- $65.3 million tax charge for international restructuring
- $31.8 million after tax gain from the sale of certain product lines

GAAP earnings per share excluding special expense items was $0.33. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of our fiscal 2012 third quarter total cash, cash equivalents and short term investments was $936 million, an increase of $119 million from the prior quarter. Notable items include:

- Cash flow from operations: $196 million (34% of revenue)
- Net capital expenditures: $56 million
- Dividends: $64 million ($0.22 per share)
- Stock repurchases: $29 million
- Proceeds from sale of discontinued operations: $57 million

Business Outlook

The Company's 90 day backlog at the beginning of the fourth fiscal quarter was $388 million. Based on our beginning backlog and expected turns, results for the June 2012 quarter are expected to be:

- Revenue: $590 million to $620 million
- Gross Margin: 58% to 61% GAAP (60% to 63% excluding special expense items)
- EPS: $0.34 to $0.38 GAAP ($0.37 to $0.41 excluding special expense items)

Maxim's Business Outlook does not include the potential impact of any restructuring activity or mergers, acquisitions, divestitures, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.22 per share will be paid on June 6, 2012, to stockholders of record on May 21, 2012.

Conference Call

Maxim has scheduled a conference call on April 26, 2012, at 2:00 p.m. Pacific Time to discuss its financial results for the third quarter of fiscal year 2012 and its business outlook. To listen via telephone, dial (866) 227-1582 (toll free) or (703) 639-1129. This call will be webcast by Shareholder.com and can be accessed at Maxim's website at www.maxim-ic.com/Investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		
	March 31, 2012	December 31, 2011	March 26, 2011
	(in thousands, except per share data)		
Net revenues	$ 571,212	$ 591,359	$ 606,775
Cost of goods sold (1, 2, 3)	235,782	243,399	234,125
Gross profit	335,430	347,960	372,650
Operating expenses:			
Research and development (1)	136,075	142,084	130,955
Selling, general and administrative (1)	78,011	80,826	73,617
Intangible asset amortization (2)	4,029	4,338	4,092
Impairment of long-lived assets (4)	7,712	—	—
Severance and restructuring	228	6,047	16
Other operating (income) expenses, net (5)	(2,511)	155	(25)
Total operating expenses	223,544	233,450	208,655
Operating income	111,886	114,510	163,995
Interest and other (expense) income, net (6)	(230)	2,374	(1,570)
Income before provision for income taxes	111,656	116,884	162,425
Provision for income taxes (7,8)	88,948	28,754	26,149
Income from continuing operations	22,708	88,130	136,276
Income from discontinued operations, net of tax (9)	31,809	—	—
Net income	$ 54,517	$ 88,130	$ 136,276
Earnings per share: basic			
From continuing operations	$ 0.08	$ 0.30	$ 0.46
From discontinued operations, net of tax (9)	0.11	—	—
Basic	$ 0.19	$ 0.30	$ 0.46
Earnings per share: diluted			
From continuing operations	$ 0.07	$ 0.29	$ 0.45
From discontinued operations, net of tax (9)	0.11	—	—
Diluted	$ 0.18	$ 0.29	$ 0.45
Shares used in the calculation of earnings per share:			
Basic	292,276	291,824	296,511
Diluted	300,221	299,290	304,515
Dividends paid per share	$ 0.22	$ 0.22	$ 0.21

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

	Three Months Ended		
	March 31, 2012	December 31, 2011	March 26, 2011
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization (2)	$ 9,787	$ 8,080	$ 7,919
Acquisition related inventory write up (3)	—	1,801	—
Total	$ 9,787	$ 9,881	$ 7,919
Operating expenses:			
Intangible asset amortization (2)	$ 4,029	$ 4,338	$ 4,092
Impairment of long-lived assets (4)	7,712	—	—
Severance and restructuring	228	6,047	16
Other operating (income) expenses, net (5)	(2,511)	155	(25)
Total	$ 9,458	$ 10,540	$ 4,083
Interest and other (income), net (6)	$ —	$ (1,776)	$ —
Total	$ —	$ (1,776)	$ —
Provision for income taxes:			
Reversal of tax reserves (7)	$ (2,272)	$ —	$ (37,324)
International restructuring (8)	65,293	—	15,010
Total	$ 63,021	$ —	$ (22,314)
Discontinued operations:			
Income from discontinued operations, net of tax (9)	$ (31,809)	$ —	$ —
Total	$ (31,809)	$ —	$ —

(1) Includes stock-based compensation charges.

(2) Includes intangible asset amortization related to acquisitions.

(3) Includes expense related to fair value write up of inventory acquired as part of acquisitions.

(4) Includes impairment charges relating to wafer fab and end of line manufacturing equipment.

(5) Other operating (income) expenses, net are primarily for gain on sale of land and buildings, stock option related litigation, certain payroll taxes, interest and penalties and in-process research and development written off.

(6) Includes gain on sale of equity investment.

(7) Reversal of tax reserves related to audit completion and expiration of statute of limitations.

(8) Includes impact due to implementation of international restructuring.

(9) Includes gain on sale, net of tax relating to certain businesses divested.

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STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended March 31, 2012	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	470	$	2,217	$	412	$	3,099
Research and development expense		1,742		8,203		1,602		11,547
Selling, general and administrative expense		1,836		5,072		484		7,392
Total	$	4,048	$	15,492	$	2,498	$	22,038
Three Months Ended December 31, 2011								
Cost of goods sold	$	565	$	2,657	$	470	$	3,692
Research and development expense		2,440		9,207		1,262		12,909
Selling, general and administrative expense		1,704		4,778		391		6,873
Total	$	4,709	$	16,642	$	2,123	$	23,474
Three Months Ended March 26, 2011								
Cost of goods sold	$	626	$	2,308	$	402	$	3,336
Research and development expense		2,050		8,326		1,367		11,743
Selling, general and administrative expense		1,347		4,396		406		6,149
Total	$	4,023	$	15,030	$	2,175	$	21,228

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2012	December 31, 2011	March 26, 2011
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 860,551	$ 741,160	$ 868,923
Short-term investments	75,405	75,375	49,924
Total cash, cash equivalents and short-term investments	935,956	816,535	918,847
Accounts receivable, net	296,255	246,229	304,591
Inventories	220,153	233,404	234,933
Deferred tax assets	105,298	87,636	128,371
Other current assets	79,584	81,396	89,851
Total current assets	1,637,246	1,465,200	1,676,593
Property, plant and equipment, net	1,361,300	1,365,815	1,286,061
Intangible assets, net	222,354	237,776	216,439
Goodwill	423,073	432,809	247,526
Other assets	26,264	19,055	25,798
TOTAL ASSETS	$ 3,670,237	$ 3,520,655	$ 3,452,417
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 132,906	$ 118,427	107,444
Income taxes payable	21,807	7,866	5,363
Accrued salary and related expenses	181,943	159,651	201,791
Accrued expenses	72,242	62,579	40,984
Deferred income on shipments to distributors	28,729	31,136	35,571
Total current liabilities	437,627	379,659	391,153
Long term debt	308,700	308,700	300,000
Income taxes payable	192,842	108,462	92,110
Deferred tax liabilities	205,727	197,839	180,442
Other liabilities	22,143	21,529	23,672
Total liabilities	1,167,039	1,016,189	987,377
Stockholders' equity:			
Common stock	9,125	292	5,865
Retained earnings	2,507,298	2,517,166	2,473,271
Accumulated other comprehensive loss	(13,225)	(12,992)	(14,096)
Total stockholders' equity	2,503,198	2,504,466	2,465,040
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,670,237	$ 3,520,655	$ 3,452,417

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		
	March 31, 2012	December 31, 2011	March 26, 2011
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 54,517	$ 88,130	$ 136,276
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	22,038	23,474	21,228
Depreciation and amortization	53,476	51,995	50,684
Deferred taxes	(9,942)	(368)	15,733
In-process research and development	1,600	—	—
(Gain) Loss from sale of property, plant and equipment	(6,487)	124	(51)
Gain from discontinued operations	(45,372)	—	—
Gain from sale of equity investments	—	(1,811)	—
Tax shortfall (benefit) related to stock-based compensation plans	2,957	(2,581)	33,411
Impairment of long-lived assets	7,712	—	—
Excess tax benefit related to stock-based compensation	(5,172)	(4,242)	(4,229)
Changes in assets and liabilities:			
Accounts receivable	(50,026)	82,760	(11,327)
Inventories	12,412	19,045	(17,673)
Other current assets	2,332	(1,615)	44,654
Accounts payable	27,228	(18,397)	10,952
Income taxes payable	98,321	12,619	(70,201)
Deferred income on shipments to distributors	(2,407)	(3,444)	1,306
All other accrued liabilities	33,312	3,631	45,934
Net cash provided by operating activities	196,499	249,320	256,697
Cash flows from investing activities:			
Payments for property, plant and equipment	(70,053)	(68,361)	(29,593)
Proceeds from sales of property, plant and equipment	13,774	1,709	80
Acquisitions	—	(12,018)	—
Discontinued operations	56,607	—	—
Purchases of equity investments	(1,980)	—	(49,787)
Purchases of available-for-sale securities	—	(25,108)	—
Proceeds from sales of equity securities	—	3,225	—
Net cash used in investing activities	(1,652)	(100,553)	(79,300)
Cash flows from financing activities:			
Dividends paid	(64,384)	(64,158)	(62,323)
Repayment of notes payable	—	(4,189)	—
Repurchase of common stock	(28,970)	(72,486)	(46,689)
Issuance of ESPP	—	14,906	—
Proceeds from stock options exercised	20,395	12,013	6,197
Other	(2,497)	(3,734)	(4,003)
Net cash used in financing activities	(75,456)	(117,648)	(106,818)

Net increase in cash and cash equivalents		119,391		31,119		70,579
Cash and cash equivalents:						
Beginning of period		741,160		710,041		798,344
End of period	$	860,551	$	741,160	$	868,923
Total cash, cash equivalents, and short-term investments	$	935,956	$	816,535	$	918,847

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL EXPENSE ITEMS DISCLOSURES
(Unaudited)

| | Three Months Ended | | |
	March 31, 2012	December 31, 2011	March 26, 2011
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special expense items:			
GAAP gross profit	$ 335,430	$ 347,960	$ 372,650
GAAP gross profit %	*58.7%*	*58.8%*	*61.4%*
Special expense items:			
Intangible asset amortization (1)	9,787	8,080	7,919
Acquisition related inventory write up (2)	—	1,801	—
Total special expense items	9,787	9,881	7,919
GAAP gross profit excluding special expense items	$ 345,217	$ 357,841	$ 380,569
GAAP gross profit % excluding special expense items	*60.4%*	*60.5%*	*62.7%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special expense items:			
GAAP operating expenses	$ 223,544	$ 233,450	$ 208,655
Special expense (income) items:			
Intangible asset amortization (1)	4,029	4,338	4,092
Impairment of long-lived assets (3)	7,712	—	—
Severance and restructuring	228	6,047	16
Other operating (income) expense, net (4)	(2,511)	155	(25)
Total special expense items	9,458	10,540	4,083
GAAP operating expenses excluding special expense items	$ 214,086	$ 222,910	$ 204,572
Reconciliation of GAAP net income to GAAP net income excluding special expense items:			
GAAP net income	$ 54,517	$ 88,130	$ 136,276
Special expense (income) items:			
Intangible asset amortization (1)	13,816	12,418	12,011
Acquisition related inventory write up (2)	—	1,801	—
Impairment of long-lived assets (3)	7,712	—	—
Severance and restructuring	228	6,047	16
Other operating expenses (income), net (4)	(2,511)	155	(25)
Interest and other (income), net (5)	—	(1,776)	—
Pre-tax total special expense items	19,245	18,645	12,002
Tax effect of special items	(5,445)	(6,102)	(4,233)
Reversal of tax reserves (6)	(2,272)	—	(37,324)
International restructuring (7)	65,293	—	15,010
Discontinued operations, net of tax (8)	(31,809)	—	—
GAAP net income excluding special expense items	$ 99,529	$ 100,673	$ 121,731
GAAP net income per share excluding special expense items:			
Basic	$ 0.34	$ 0.34	$ 0.41
Diluted	$ 0.33	$ 0.34	$ 0.40
Shares used in the calculation of earnings per share excluding special expense items:			
Basic	292,276	291,824	296,511
Diluted	300,221	299,290	304,515

(1) Includes intangible asset amortization related to acquisitions.

(2) Includes expense related to fair value write up of inventory acquired as part of acquisitions.

(3) Includes impairment charges relating to wafer fab and end of line manufacturing equipment.

(4) Other operating (income) expenses, net are primarily for gain on sale of land and buildings, stock option related litigation, certain payroll taxes , interest and penalties and in-process research and development written off.

(5) Includes gain on sale of equity investment.

(6) Reversal of tax reserves related to audit completion and expiration of statute of limitations.

(7) Includes impact due to implementation of international restructuring.

(8) Includes gain on sale, net of tax relating to certain businesses divested.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special expense items related to intangible asset amortization; acquisition related inventory write up to fair value; impairment charges related to manufacturing equipment; severance and restructuring; stock option related litigation; certain payroll taxes, interest and penalties; in-process research and development written off; gain on the sale of land and buildings; gain on sale of equity investment; reversal of tax reserves related to audit completion and expiration of statute of limitations; the tax provision impacts due to implementation of international restructuring; and gain on sale, net of tax relating to certain businesses divested. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim's current performance. Many analysts covering Maxim use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim believes these measures are important to investors in understanding Maxim's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP gross profit excluding special expense items

The use of GAAP gross profit excluding special expense items allows management to evaluate the gross margin of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including intangible asset amortization and acquisition related inventory write up to fair value. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special expense items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim's core businesses.

GAAP operating expenses excluding special expense items

The use of GAAP operating expenses excluding special expense items allows management to evaluate the operating expenses of the company's core businesses and trends across different reporting periods on a consistent basis, independent of special expense items including intangible asset amortization; impairment charges related to manufacturing equipment; severance and restructuring; stock option related litigation; certain payroll taxes, interest and penalties; in-process research and development written off; and gain on the sale of land and buildings. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special expense items to enable investors and analysts to evaluate our core business and its direct operating expenses.

<u>GAAP net income and GAAP net income per share excluding special items</u>

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition related inventory write up to fair value; impairment charges related to manufacturing equipment; severance and restructuring; stock option related litigation; certain payroll taxes, interest and penalties; in-process research and development written off; gain on the sale of land and buildings; gain on sale of equity investment; reversal of tax reserves related to audit completion and expiration of statute of limitations; the tax provision impacts due to implementation of international restructuring; and gain on sale, net of tax relating to certain businesses divested. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's financial projections for its fourth quarter of fiscal 2012 ending in June 2012, which includes revenue, gross margin and earnings per share, as well as the Company's belief that the March quarter marked a cyclical bottom for its revenue given lean channel inventories, strengthening of bookings and healthy demand for the Company's mobility products. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2011 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim

Maxim makes highly integrated analog and mixed-signal semiconductors. Maxim reported revenue of approximately $2.5 billion for fiscal 2011. For more information, go to www.Maxim-ic.com.

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